Exhibit 99.1

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release

Rio Tinto to acquire 15 million shares in Ivanhoe Mines
1 March 2010
Rio Tinto has agreed to acquire 15 million shares in Ivanhoe Mines Ltd at a subscription price of Cdn$16.31 per share, increasing its ownership in Ivanhoe Mines by 2.7 per cent to 22.4 per cent. The total consideration for this acquisition is Cdn$244.7 million.
Andrew Harding, chief executive, Copper, Rio Tinto said “Our further investment in Ivanhoe Mines underlines our confidence in the quality of the world class Oyu Tolgoi deposit and its priority in our project portfolio. We are working with Ivanhoe Mines on finalising the conditions precedent for completion of the Investment Agreement with the Government of Mongolia and are looking forward to moving into the development phase of the project.”
The shares are being issued to Rio Tinto in satisfaction of an arrangement with Ivanhoe Mines in 2008 to finance equipment for the Oyu Tolgoi copper-gold complex in Mongolia’s South Gobi region. By financing the equipment at that time, Rio Tinto provided Ivanhoe Mines with the funds necessary for the ongoing development of the Oyu Tolgoi project and maintained the critical long lead manufacturing time for the equipment.
Rio Tinto and Ivanhoe Mines are development partners for the Oyu Tolgoi project. Production is expected to commence in 2013, with a five year ramp up to full expected production of 450,000 tonnes of copper per year and 330,000 ounces of gold. After the completion of the acquisition, Rio Tinto will own 98.6 million shares of Ivanhoe Mines. If Rio Tinto were to exercise all of its share purchase warrants and convert its US$350 million loan into shares it would own approximately 267.6 million shares of Ivanhoe Mines representing 44.0 per cent of Ivanhoe Mines.
Pursuant to certain existing contractual arrangements between Rio Tinto and Ivanhoe Mines, Rio Tinto has the right at any time to exercise its share purchase warrants and/or convert its convertible loan into shares of Ivanhoe Mines. Rio Tinto also has, among other things, the right to acquire additional securities so as to maintain its proportional equity interest in Ivanhoe Mines, and the right to acquire additional Ivanhoe Mines securities in certain other circumstances and subject to certain limits.
Depending upon its assessment of Ivanhoe Mines’ business, prospects and financial condition, the market for Ivanhoe Mines’ securities, general economic and tax conditions, and other factors, including the status of the Investment Agreement with the Government of Mongolia, Rio Tinto will consider availing itself of its rights to acquire additional securities of Ivanhoe Mines, or it may sell some or all of the securities it holds.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, or to obtain a copy of Rio Tinto’s early warning report once it is filed with the Canadian securities regulators, please contact:

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